

August 8, 2023

Gerardo Cruz Celaya
Chief Financial Officer
Coca-Cola FEMSA, S.A.B. de C.V.
Calle Mario Pani No. 100
Santa Fe Cuajimalpa
Cuajimalpa de Morelos
05348, Ciudad de México, México

> **Re: Coca-Cola FEMSA, S.A.B. de C.V.**
> **Form 20-F for the Year Ended December 31, 2022**
> **Filed April 17, 2023**
> **Form 6-K Filed July 26, 2023**
> **File No. 001-12260**

Dear Gerardo Cruz Celaya:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2022

Consolidated Financial Statements
Note 3. Significant Accounting Policies
3.14 Intangible assets, page F-26

1. We note your accounting policy and disclosures regarding your treatment of TCCC bottling agreement intangible assets as indefinite lived intangible assets even though they appear to have stated terms of 10 years and contain a 10 year renewal right. Please refer to paragraph 94 of IAS 38 and more fully explain to us why you believe your accounting policy is appropriate and consistent with IFRS, given the stated terms stipulated in the agreements. In addition, please more fully explain to us the process and expected costs of renewing the agreements at the end of the 10 year term and address if the agreements

provide for successive renewal periods after the initial 10 year renewal term.

<u>Form 6-K filed on July 26, 2023</u>

<u>General</u>

2.   We note that you define EBITDA on a consolidated basis as operating income plus depreciation, amortization and other operating non-cash charges. Please be advised that Question 103.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures indicates that EBITDA is defined as "earnings before interest, taxes, depreciation and amortization". Please revise the non-IFRS measure you present as EBITDA to only include adjustments for items contemplated by its acronym or revise the title of the non-IFRS measure you present to convey the additional adjustments. In addition, if you continue to present either EBITDA or Adjusted EBITDA on a consolidated basis, please be advised that Question 103.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures requires these measure to be reconciled to the most directly comparable IFRS measure which is net income rather than operating income.

3.   We note that you present percentage changes related to numerous IFRS measures, on both a consolidated and segment basis, that you identify as "comparable". We also note that you broadly define the nature of the items excluded from comparable percentage changes but do not quantify the impact of each excluded item for each comparable percentage change. It appears to us this results in presenting non-IFRS measures but not providing reconciliations to the most directly comparable IFRS measures. In regard to the comparable percentage changes you present, please tell us your consideration of the the requirements of Item 100(a)(2) of Regulation G.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Gordon at 202-551-3866 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing